EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED ANNOUNCES
AN UPDATE ON THE MONTNEY DISPOSITION PROCESS
CALGARY, ALBERTA – JANUARY 9, 2014 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces the completion of its process of exploring options to monetize or joint venture a portion of its Montney acreage in the liquids rich fairway of Northeast British Columbia. As part of the review process, third party evaluators established contingent resources of approximately 6.7 TCFe on the relevant acreage. Canadian Natural received a number of expressions of interest on the acreage; however, none of the expressions were of sufficient merit to complete a transaction at this time, and as such, the Company has elected to retain the acreage, maintaining one of the largest Montney land positions in Western Canada with over one million net acres.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone:	(403) 514-7777	STEVE W. LAUT President COREY B. BIEBER Chief Financial Officer & Senior Vice-President, Finance DOUGLAS A. PROLL Executive Vice-President
Facsimile:	(403) 514-7888
Email:	ir@cnrl.com
Website:	www.cnrl.com

Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com